January 23, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.
Registration Statement on Form F-1
File No. 333-185394
Registration Statement on Form F-4
File No. 333-185395

Dear Mr. Schwall:

Reference is made to (i) the Amendment No 4. to the Registration Statement on Form F-1 and the Registration Statement on Form F-4 (together, the “Fourth Amended Registration Statements”) of North Atlantic Drilling Ltd. (the “Company”), which were publicly filed with the Commission via EDGAR on January 14, 2014, and (ii) draft forms of Amendment No. 5 to the Registration Statement on Form F-1 and the Registration Statement on Form F-4 (together, the “Draft Registration Statements”) of the Company, which reflected the Company’s expected price range and certain related information, which the Company submitted to the Staff for confidential review on January 15, 2014.

By letter dated January 22, 2014, the Staff provided the Company with its comments (the “Comment Letter”) to the Fourth Amended Registration Statements and the Draft Registration Statements.

We hereby enclose for your review in advance of filing via EDGAR, certain pages of the Company’s amended Registration Statement on Form F-1, which respond to the Staff’s comments contained in the Comment Letter, which reflect the changes the Company proposes to make to the prospectus contained therein.

The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

No. 4 to Form F-1 and Form F-4 filed January 14, 2014 General

1.	As appropriate, please make corresponding changes to both documents.

The Company confirms that it will make conforming changes to each of the registration statements.

Liquidity and Capital Resources, page 63 {Form F-1} Proposed Senior Unsecured Notes, page 66 {Form F-1}

2.	We note the new disclosure regarding your planned concurrent offering of senior unsecured notes. To the extent known at this time, indicate the anticipated size of the offering and any material terms. Tell us how you have considered revising the “as adjusted” and “as further adjusted” columns of the Capitalization table to include, rather than exclude, the proceeds of the note offering.

The Company has been advised by the underwriters of the underwritten public offering that they wish to commence marketing of the common shares on Thursday, January 23. Accordingly, the Company expects to file an amendment to the registration statement containing its “red herring” preliminary prospectus with a price range on Thursday morning. The Company now expects that its issuance of the senior secured notes will price on Friday, January 24 at the earliest.

The private placement of the notes and the offering of the common shares are not contingent on each other. Moreover, the issuance of the notes will not have been assured at the time of filing of the amendment to the Registration Statement containing the “red herring” preliminary prospectus. Accordingly, the Company believes that it is more appropriate for investors in its common shares to include the information on the size of the notes offering in a footnote rather than in the “adjusted” or “as adjusted” columns of the Capitalization table. In this connection, as set forth in the enclosure to this letter, the Company will disclose the size of the notes offering in the sections entitled “Prospectus Summary – Proposed Senior Unsecured Notes Issuance” and “Management’s Discussion and Analysis – Proposed Senior Unsecured Notes” of the “red herring” preliminary prospectus.

To the extent the pricing of the notes results in terms that are material to investors in the Company’s common shares that have not already been disclosed in the Company’s “red herring” prospectus, the Company will include such material terms in a free writing prospectus and in its final prospectus.

Exhibits {Form F-1}

3.	Please re-file the form of underwriting agreement in complete form, including the omitted schedules and exhibits.

The Company confirms that it will re-file the form of underwriting agreement in complete form, including the omitted schedules and exhibits.

Response dated January 15, 2014

Use of Proceeds, page 43 {Form F-1}

4.	We are unable to reconcile the various amounts that you indicate throughout your filing regarding the total underwriting discounts and commissions and estimated expenses. Please provide detailed disclosure as to how you determined the total amount of underwriting discounts and commissions and estimated expenses, giving specific clarity as to the component amounts making up such total amount. Please also include sufficient information describing what the impact to such component amounts will be, if any, if the underwriters’ overallotment option is exercised, as well as the impacts to the pro forma calculations of assumed increases or decreases in the initial offering price and number of shares to be issued. Provide conforming clarification in your corresponding expense disclosures on pages 138 and 144, when all such information is available to you.

In response to the Staff’s comment, the Company has revised the information referenced above to clarify the calculation of underwriting discounts and commissions and estimated offering expenses, and has provided the requested additional disclosure. In addition, the Company respectfully advises the Staff that total offering expenses are estimated to be approximately $2.3 million, of which the Company has already paid and expensed approximately $1.1 million prior to September 30, 2013. The Company has remaining estimated offering expenses of $1.2 million, which is the figure used in calculating net proceeds.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.